Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder

Morton’s Holding Company, Inc.:

We consent to the use of our report dated September 2, 2005, except for Notes 2(a), 2(s) and 10 to the consolidated financial statements, which are as of February 6, 2006, with respect to the consolidated balance sheet of Morton’s Holding Company, Inc. and subsidiary as of January 2, 2005 and the related consolidated statement of operations, stockholder’s equity, and cash flows for the year ended January 2, 2005, included herein and to the reference to our firm under the heading “Experts” in the registration statement and related prospectus.

/s/ KPMG LLP

Melville, New York

February 7, 2006